UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

INVERNESS MEDICAL INNOVATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46126P106

(CUSIP Number)

June 11, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

Exhibit Index: Page 9

CUSIP No. 46126P106	Page 2 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Atticus Capital LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

	5	Sole Voting Power
Number of Shares		2,537,806
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 2,537,806
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,537,806

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

5.45%

12	Type of Reporting Person (See Instructions)

PN

CUSIP No. 46126P106	Page 3 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Atticus Management LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

	5	Sole Voting Power
Number of Shares		2,537,806
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 2,537,806
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,537,806

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

5.45%

12	Type of Reporting Person (See Instructions)

OO

CUSIP No. 46126P106	Page 4 of 11 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Timothy R. Barakett

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☐

3	SEC Use Only

4	Citizenship or Place of Organization

Canada

	5	Sole Voting Power
Number of Shares		2,537,806
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 2,537,806
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,537,806

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

5.45%

12	Type of Reporting Person (See Instructions)

HC

CUSIP No. 46126P106	Page 5 of 11 Pages

Item 1(a)	Name of Issuer:

Inverness Medical Innovations, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

51 Sawyer Road, Suite 200
Waltham, MA 02453

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Atticus Capital LP (“Atticus Capital”);
ii)	Atticus Management LLC (“Atticus Management”); and
iii)	Timothy R. Barakett ("Mr. Barakett").
Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is 152 West 57th Street, 45th Floor, New York, NY 10019.

Item 2(c)	Citizenship:
1)	Atticus Capital is a Delaware limited partnership;
2)	Atticus Management is a Delaware limited liability company; and
3)	Mr. Barakett is a citizen of Canada.
Item 2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the "Shares").

Item 2(e)	CUSIP Number:

46126P106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,537,806 Shares.

CUSIP No. 46126P106	Page 6 of 11 Pages

Item 4(b)	Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.45% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Atticus Capital

(i)	Sole power to vote or direct the vote	2,537,806
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,537,806
(iv)	Shared power to dispose or to direct the disposition of	0

Atticus Management

(i)	Sole power to vote or direct the vote	2,537,806
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,537,806
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Barakett

(i)	Sole power to vote or direct the vote	2,537,806
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,537,806
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

CUSIP No. 46126P106	Page 7 of 11 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 46126P106	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 13, 2007	ATTICUS CAPITAL LP
		By:	Atticus Management LLC,
its general partner

			By:	/s/ Dennis Bertron *
			Name:	Timothy R. Barakett
			Title:	Managing Member
Date:	June 13, 2007	ATTICUS MANAGEMENT LLC
		By:	/s/ Dennis Bertron *
		Name:	Timothy R. Barakett
		Title:	Managing Member
Date:	June 13, 2007	TIMOTHY R. BARAKETT

/s/ Dennis Bertron                                                                 *

*By Dennis Bertron, attorney-in-fact

CUSIP No. 46126P106	Page 9 of 11 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of June 13, 2007, by and among the Reporting Persons	10
B.	Power of Attorney, dated June 7, 2007	11

CUSIP No. 46126P106	Page 10 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, par value $0.001 per share, of Inverness Medical Innovations, Inc., dated as of June 13, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:	June 13, 2007	ATTICUS CAPITAL LP
		By:	Atticus Management LLC,
its general partner

			By:	/s/ Dennis Bertron *
			Name:	Timothy R. Barakett
			Title:	Managing Member
Date:	June 13, 2007	ATTICUS MANAGEMENT LLC
		By:	/s/ Dennis Bertron *
		Name:	Timothy R. Barakett
		Title:	Managing Member
Date:	June 13, 2007	TIMOTHY R. BARAKETT

/s/ Dennis Bertron                                                                 *

*By Dennis Bertron, attorney-in-fact

CUSIP No. 46126P106	Page 11 of 11 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, TIMOTHY R. BARAKETT, hereby make, constitute and appoint each of SCOTT KISLIN, DENNIS BERTRON and CHARLES FORTIN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, managing member of or in other capacities with Atticus Capital LP or its general partner, Atticus Management LLC (collectively, “Atticus”), and each of their affiliates, including Atticus UK LLP and Atticus UK Services Ltd., and entities advised by me or Atticus, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act. All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of, or otherwise associated with, Atticus or one of its affiliates. Execution of this power of attorney revokes that certain Power of Attorney dated as of January 18, 2007 with respect to substantially the same matters addressed above.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of June 7, 2007.

/s/ Timothy R. Barakett_______________

Timothy R. Barakett